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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                    SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           MERCANTILE STORES COMPANY, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                      COMMON STOCK, PAR VALUE $.14 2/3 PER SHARE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      587533100
                   -----------------------------------------------
                                    (CUSIP Number)

                              PAUL J. SCHROEDER, ESQ.
                             VICE PRESIDENT, SECRETARY
                                 & GENERAL COUNSEL
                                  DILLARD'S, INC.
                                 1600 CANTRELL ROAD
                            LITTLE ROCK, ARKANSAS 72201
                             TELEPHONE: (501) 376-5200
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                      COPY TO:
                                  ALAN G. SCHWARTZ
                             SIMPSON THACHER & BARTLETT
                                425 LEXINGTON AVENUE
                              NEW YORK, NEW YORK 10017
                             TELEPHONE: (212) 455-2000

                                     MAY 16, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO.  587533100                                           Page 2 of 8 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dillard's, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         None
  NUMBER OF         ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               14,709,343
   EACH             ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                  None
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,709,343
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO.  587533100                                           Page 3 of 8 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MSC Acquisitions, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         None
  NUMBER OF         ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               14,709,343
   EACH             ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                  None
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,709,343
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 4 of 8 Pages

          This Statement on Schedule 13D (the "Schedule 13D") relates to the tender offer by MSC Acquisitions, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Dillard's, Inc. (the "Parent"), a Delaware corporation, to purchase all of the outstanding shares of Common Stock, par value $.14 2/3 per share (the "Shares"), of Mercantile Stores Company, Inc. (the "Issuer" or the "Company"), at $80.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 7.1, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 7.2.

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock, par value $.14 2/3 per Share, of Mercantile Stores Company, Inc., a Delaware corporation. The Issuer's principal executive office is located at 9450 Seward Road, Fairfield, Ohio 45016.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c), (f) This Schedule 13D is filed by the Purchaser and Parent. The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Schedule I to the Offer to Purchase is incorporated herein by reference.

          (d)-(e) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations or, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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                                                               Page 5 of 8 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          (a)-(g), (j) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

          (h)-(i) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a), (c) The information set forth in the Introduction, Section 11 ("The Merger Agreement") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

          Pursuant to the irrevocable proxy granted to Purchaser pursuant to a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of May 16, 1998, by and between Parent and each of the persons listed on the signature page thereon, a copy of which is attached hereto as Exhibit 7.15, Purchaser and Parent may be deemed beneficial owners of 14,709,343 Shares (constituting 40.0% of the outstanding Shares of the Issuer).

          (b) Each of the Parent and the Purchaser may be deemed to have sole voting power with respect to none of the Shares; has shared voting power with respect to 14,709,343 of the Shares; has sole dispositive power with respect to none of the Shares; and has shared dispositive power with respect to none of the Shares.

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                                                               Page 6 of 8 Pages


          (d) Except as set forth in this Schedule 13D, the Parent and the Purchaser do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Parent or the Purchaser.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background to the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The Index of Exhibits to this Schedule 13D is hereby incorporated herein by reference.





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                                                               Page 7 of 8 Pages



                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              DILLARD'S, INC.


                              By: /s/ JAMES I. FREEMAN
                                 -----------------------------------
                                 Name:  James I. Freeman
                                 Title: Senior Vice President and
                                        Chief Financial Officer


                              MSC ACQUISITIONS, INC.


                              By:  /s/ JAMES I. FREEMAN
                                 -----------------------------------
                                 Name:  James I. Freeman
                                 Title: Senior Vice President and
                                        Chief Financial Officer






Dated:  June 8, 1998

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                                                               Page 8 of 8 Pages


                                    EXHIBIT INDEX

Exhibit                                                                     Page
  No.                              Description                               No.

7.1            Offer to Purchase dated May 21, 1998

7.2            Letter of Transmittal

7.3            Notice of Guaranteed Delivery

7.4 Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

7.5 Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

7.6 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

7.7            Summary Advertisement as published on May 21, 1998

7.8            Press Release issued by the Parent on May 21, 1998

7.9            Press Release issued by the Parent on June 4, 1998

7.10 Agreement and Plan of Merger, dated as of May 16, 1998, among Dillard's, Inc., MSC Acquisitions, Inc. and Mercantile Stores Company, Inc.

7.11 Agreement and Plan of Merger, dated as of May 16, 1998, among Dillard's, Inc., WMI Acquisition, Inc. and Woodbank Mills, Inc.

7.12 Agreement and Plan of Merger, dated as of May 16, 1998, among Dillard's, Inc., MMC Acquisition, Inc. and Minot Mercantile Corporation.

7.13 Proxy and Indemnification Agreement, dated as of May 16, 1998, among Dillard's, Inc. and each of the stockholders of Woodbank Mills, Inc. that are signatories to the Agreement

7.14 Proxy and Indemnification Agreement, dated as of May 16, 1998, among Dillard's, Inc. and each of the stockholders of Minot Mercantile Corporation that are signatories to the Agreement

7.15 Stockholders' Agreement, dated as of May 16, 1998, between Dillard's, Inc. and each of the parties listed on the signature page of the Agreement